EXHIBIT 99.1

Next Annual General Meeting of AB Volvo will take place on April 12, 2005 in Goteborg

GOTEBORG, Sweden, Dec. 10, 2004 (PRIMEZONE) -- AB Volvo hereby announces that the next Annual General Meeting will take place on Tuesday, April 12, 2005 in Goteborg.

Further information regarding program and notification to participate will be presented at a later date.

December 10, 2004

For further information, please contact Marten Wikforss, +46-31-66 11 27 or +46-705-59 11 49

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 78,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and on NASDAQ in the US.

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